

April 26, 2010

By U.S. mail and facsimile to (215) 938-8010

Mr. Joel H. Rassman, Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

      RE: Toll Brothers, In.
             Form 10-K for the fiscal year ended October 31, 2009
             File No. 1-9186

Dear Mr. Rassman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Terence O'Brien
                Branch Chief